Filed by The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Williams Partners L.P.

Commission File No.: 001-34831

The following are (i) an email to senior leaders prepared by The Williams Companies, Inc. (“Williams”) and (ii) an email to employees of Williams, that each refer to, among other things, the pending acquisition of Williams Partners L.P. by Williams (the “Pending Acquisition”), and which were each distributed on June 21, 2015.

Portions of this document may constitute “forward-looking statements” as defined by federal law, including statements regarding the exploration by Williams of strategic alternatives, the Pending Acquisition and the expected operational and financial performance of Williams and Williams Partners. Although the company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes, including the outcome of the exploration by Williams of strategic alternatives, the Pending Acquisition and the expected operational and financial performance of Williams and Williams Partners, will not be materially different. Any such statements are made in reliance on the “safe harbor” protections provided under the Private Securities Reform Act of 1995. Additional information about issues that could lead to material changes in performance is contained in the company’s annual reports filed with the Securities and Exchange Commission.

Email to WMB Senior Leaders from Alan Armstrong:

Subject: An Important Note from Alan

Colleagues,

As some of you know, Williams has received an unsolicited proposal to acquire us Williams in an all-equity transaction at a stated per share price of $64.00. The unsolicited proposal was contingent on the termination of Williams’ pending acquisition of Williams Partners L.P. The Williams Board of Directors, along with its advisors, carefully reviewed the proposal, and as a result of this review, our Board determined that the proposal significantly undervalues WMB and that the continued aggressive pursuit of our strategy on a stand-alone basis, including our pending acquisition of Williams Partners, will create more value for our shareholders.

In light of the unsolicited proposal, our Board believes it is appropriate to conduct a thorough evaluation of strategic alternatives. We are confident in our strategic plan and the significant value that will be created through the acquisition of Williams Partners and our large portfolio of growth projects. At the same time, we are committed to ensuring that Williams is maximizing value for shareholders. We will continue to work towards the completion of the Williams Partners transaction as the Board conducts its review.

The news today and possible further media speculation is likely to generate questions from your teams and may create anxiety among some team members. As leaders, we need to be mindful of the importance of speaking with one voice during this time while encouraging our teams to remain focused on their day-to-day responsibilities.

Please remind your teams that the Williams Board will determine what it believes is in the best interests of Williams and its shareholders. When discussing today’s news with your team, help them understand that it would be inappropriate to speculate on the impact of any next steps related to this unsolicited proposal or potential outcomes to the strategic alternatives review process. You may remind them that we do not want to get ahead of the Board and its evaluation of the proposal.

In the meantime, reinforce Williams’ commitment to achieving our business objectives and the importance of a continued sharp focus on working safely and operational excellence. This continued focus is core to our strategy of developing and operating reliable large-scale energy infrastructure.

If you get a direct question about this news from an employee, either in a professional or personal setting, please use the following legally-approved language in your response:

•	I can confirm that we have received an unsolicited proposal to purchase Williams for a stated per share price of $64.00 in an all-stock transaction.

•	The Board of Directors at Williams, with the assistance of advisors, has carefully reviewed the proposal and has rejected it.

•	In light of the unsolicited proposal, our Board believes it is appropriate to conduct a thorough evaluation of strategic alternatives.

•	During our strategic review process, we will continue to work towards the completion of the Williams Partners transaction as the Board conducts its review.

•	I understand this news may create uncertainty and further speculation. However, at this time, it would be inappropriate to speculate on the next steps and we do not want to get ahead of the Board and its review process.

•	In the meantime, we remain focused on our core business objectives and our day-to-day operations. We will continue to communicate updates in a timely manner, as appropriate.

Williams consistently ranks in the top five for total shareholder return among the 18 peer companies that we track. This performance is a direct result of our growth strategy, which we embarked on in 2012. As leaders, we need to keep our teams focused on our business strategy and lead by example by avoiding speculation about this unsolicited proposal.

For your reference, I have included a copy of an email that I will send to all employees.

Thank you for your commitment to Williams and your ongoing leadership and support in this matter.

Alan

Portions of this document may constitute “forward-looking statements” as defined by federal law. Although the company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Any such statements are made in reliance on the “safe harbor” protections provided under the Private Securities Reform Act of 1995. Additional information about issues that could lead to material changes in performance is contained in the company’s annual reports filed with the Securities and Exchange Commission.

Important Information:

This document or communication includes important information about an agreement for the acquisition by The Williams Companies, Inc. of all publicly held common units of Williams Partners L.P. Williams and Williams Partners security holders are urged to read the joint solicitation statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Investors will be able to obtain a free copy of the joint solicitation statement/prospectus, as well as other filings containing information about the proposed transaction, without charge, at the Securities and Exchange Commission’s (the “SEC”) internet site (http://www.sec.gov). Copies of the joint solicitation statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint solicitation statement/prospectus can also be obtained, without charge, by directing a request either to The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

The respective directors and executive officers of Williams and Williams Partners may be deemed to be “participants” (as defined in Schedule 14A under the Exchange Act of 1934, as amended) in respect of the proposed transaction between Williams and Williams Partners. Information about Williams’ directors and executive officers is available in Williams’ annual report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on February 25, 2015. Information about Williams Partners’ directors and executive officers is available in WPZ’s annual report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on February 25, 2015. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document or communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Email to All Employees from Alan Armstrong:

Subject: An Important Message from Alan

Colleagues:

I want to make you aware of an announcement we have just made that our Board of Directors has authorized a process to explore a range of strategic alternatives following receipt of an unsolicited proposal to acquire Williams.

Our Board of Directors is always open to considering potential value enhancing opportunities that are in the best interests of shareholders, and, working with our senior management team and outside advisors, we conducted a thorough evaluation of the proposal. As a result of this review, our Board determined that the proposal significantly undervalues WMB and that the continued aggressive pursuit of our strategy on a stand-alone basis, including our pending acquisition of Williams Partners, will create more value for our shareholders.

In light of the unsolicited proposal, our Board believes it is appropriate to conduct a thorough evaluation of strategic alternatives. We are confident in our strategic plan and the significant value that will be created through the acquisition of Williams Partners and our large portfolio of growth projects.

As I told you recently, this remains an exciting time for Williams. At our recent analyst and investor day, we reviewed our strategy to capture the growing demand for natural gas, our sharp focus on execution and our commitment to delivering long-term growth and value creation for our shareholders. In addition, during our strategic review process, we will continue to work towards the completion of the Williams Partners transaction as the Board conducts its review.

Speculation in the media about Williams may continue, and it is important that we speak with one voice. Accordingly, please do not respond to media or other inquiries regarding this matter and do not speculate if you’re asked any questions about the recent media coverage. Any media calls should be directed to Lance Latham at 918-573-9675, and calls from financial analysts or investors should be directed to John Porter at 918-573-0797.

Please stay focused on our ultimate objective: maintaining safe, secure and reliable operations that create value for our customers and shareholders.

Thank you for your continued hard work and commitment to our One Williams vision.

Alan

Portions of this document may constitute “forward-looking statements” as defined by federal law. Although the company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Any such statements are made in reliance on the “safe harbor” protections provided under the Private Securities Reform Act of 1995. Additional information about issues that could lead to material changes in performance is contained in the company’s annual reports filed with the Securities and Exchange Commission.

Important Information:

This document or communication includes important information about an agreement for the acquisition by The Williams Companies, Inc. of all publicly held common units of Williams Partners L.P. Williams and Williams Partners security holders are urged to read the joint solicitation statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Investors will be able to obtain a free copy of the joint solicitation statement/prospectus, as well as other filings containing information about the proposed transaction, without charge, at the Securities and Exchange Commission’s (the “SEC”) internet site (http://www.sec.gov). Copies of the joint solicitation statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint solicitation statement/prospectus can also be obtained, without charge, by directing a request either to The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

The respective directors and executive officers of Williams and Williams Partners may be deemed to be “participants” (as defined in Schedule 14A under the Exchange Act of 1934, as amended) in respect of the proposed transaction between Williams and Williams Partners. Information about Williams’ directors and executive officers is available in Williams’ annual report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on February 25, 2015. Information about Williams Partners’ directors and executive officers is available in WPZ’s annual report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on February 25, 2015. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document or communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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